UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On March 12, 2025, Critical Metals Corp. (the “Company”) obtained a technical report summary for its Tanbreez Rare Earth Project in Greenland (the “Tanbreez Technical Report Summary”) from Agricola Mining Consultants Pty Ltd. (the “Qualified Person”). The Tanbreez Technical Report Summary is filed as Exhibit 96.1 to this Report on Form 6-K (this “Form 6-K”) and incorporated herein by reference. The Consent of the Qualified Person is filed as Exhibit 23.1 to this Report on Form 6-K and incorporated herein by reference.

On March 12, 2025, the Company issued a press release announcing that it obtained the Tanbreez Technical Report Summary. A copy of this press release is furnished as Exhibit 99.1 herewith.

The information contained in this Form 6-K, except for Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statement on  Form S-8 (File No. 333-280017) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Agricola Mining Consultants Pty Ltd.
96.1	Technical Report Summary” dated 12 March 2025, on the Tanbreez Rare Earth Project in Greenland, prepared by Agricola Mining Consultants Pty Ltd.
99.1	Critical Metals Corp. Releases First S-K 1300 Report on the Tanbreez.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: March 12, 2025

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